Exhibit 99.3

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies to Present at the 2013 Sixth Annual LD MICRO Conference in Los
Angeles on December 4th

Tel Aviv, Israel – November 26, 2013 – RiT Technologies’ (NASDAQ: RITT) announced today that its President and Chief Executive Officer, Vadim Leiderman, Ph.D. and Chief Financial Officer, Elan Yaish, are scheduled to present at the Sixth Annual LD MICRO Conference at the Luxe Sunset Bel Air Hotel in Los Angeles, California, on Wednesday, December 4th, at 12:30 p.m. PT.

Investors who plan to attend the conference and wish to meet with Dr. Leiderman and Mr. Yaish for a one-on-one meeting should notify their LD MICRO contact.

About RiT Technologies

RiT is a leading provider of intelligent infrastructure management (IIM) solutions and a developer of a new revolutionary indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security while minimizing unplanned downtime. RiT’s IIM solutions are deployed around the world, in a broad range of organizations including: data centers, enterprises, corporations, government agencies, financial institutions, airport authorities, healthcare institutions, and education institutions. RiT’s indoor optical wireless technology solution will help our clients streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT.

INVESTOR CONTACT:
KCSA Strategic Communication
Jeffrey Goldberger/Rob Fink
212-896-1249/212-896-1206
jgoldberger@kcsa.com / rfink@kcsa.com

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com